Exhibit 17.1

David P Vincent

20th August 2019

Ms Callie Jones

Corporate Attorney for Altitude International Inc

By email.

Dear Callie,

I have just turned 70 and have decided that I wish to start reducing my business responsibilities. In reality I no longer have any role in the operations of Altitude International or its direction and so I shall be resigning from both the Board and from the executive position of Chief Technology Officer of Altitude International Inc, effective immediately.

Yours sincerely,